FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 17 October 2002

                             INTERNATIONAL POWER PLC
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                             Director Shareholding



(London - 17 October 2002) International Power indicated in its interim results announcement on 4 September 2002 that Peter Giller was likely to dispose of a proportion of shares received under a Restricted Share Plan, primarily to meet income tax liabilities. The Company has today been notified that Mr Giller disposed of 70,000 ordinary shares at a price of 105.87 pence per share on 16 October 2002.



Mr Giller's total holding in the Company is now 263,611 ordinary shares.



For further information


Media contact:
Aarti Singhal
+44 (0)20 7320 8681


Investor contact:
Grant Jones
+ 44 (0)20 7320 8619




Notes to Editors: -


Peter Giller, CEO of International Power, is remunerated entirely in shares under the terms of a Restricted Share Plan. On 2 October 2000, in accordance with the terms of this plan (which was approved by shareholders on 29 September
2000), Mr Giller received a conditional award of 677,564 ordinary shares in International Power plc. These shares vest in three equal tranches. Having received the first tranche of 225,854 shares on 2 October 2001, Mr Giller received the second tranche of 225,855 shares on 2 October 2002.



To view International Power's interim announcement please visit www.ipplc.com








                                                INTERNATIONAL POWER PLC
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary